File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-KRR


05005252

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

January 4, 2005

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH, D.C.
213
SECTION

File #82-666 Rule 12g3-s(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Interim Report (6 months) ended October 31, 2004 dated December 22, 2004:
   - Financial Statement and Management Discussion and Analysis filed December 30, 2004
2. Company News Releases:
   - Dec. 20, 2004 - $200,000 Non-Brokered Private Placement Arranged
   - Jan. 4, 2005 – Kettle River summary update

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

Yours truly,
KETTLE RIVER RESOURCES LTD.



Ellen Clements, Director



Encl.

C:\WINDOWS\Desktop\compliance-mailout-ltrs\LtrA-010405.d
1/4/0

File #82-666
Rule 12g3-2(b)




SEC MAIL
PROCESSING
RECEIVED
JAN 18 2005
WASH. D.C.
213
SECTION

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

2nd quarter
October 31, 2004

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the six months ended October 31, 2004 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	October 31, 2004	April 30, 2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2c)	**$ 61,825**	$ 148,331
Accrued interest and other amounts receivable	**28,620**	23,305
Marketable securities (Note 3)	**76,592**	76,592
Prepaid expenses	**3,492**	3,029
	170,529	251,257
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 5)	**77,337**	93,338
Mineral Properties (Note 6)	**4**	4
	$ 252,870	$ 349,599
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**22,266**	25,949
Shareholders' and director's loans (Note 8)	**36,492**	22,698
	58,758	48,647
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,414,715**	8,407,559
Deficit accumulated in the exploration stage – Statement 2	**(8,220,603)**	(8,106,607)
	194,112	300,952
	$ 252,870	$ 349,599

ON BEHALF OF THE BOARD:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds
Unaudited – Prepared by Management

	For three months ended October 31, 2004	For three months ended October 31, 2003	For six months ended October 31, 2004	For six months ended October 31, 2003
LOGGING ACTIVITIES				
Sale of timber	**$ Nil**	$ Nil	**$ Nil**	$ 302,526
Logging expense	**Nil**	240	**Nil**	7,070
Net logging income	**Nil**	(240)	**Nil**	295,456
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	**28,217**	76,215	**75,421**	139,428
	28,217	76,215	**75,421**	139,428
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**14,046**	9,084	**20,694**	14,103
Advertising, promotion & printing	**2,132**	1,825	**2,282**	1,975
Amortization	**115**	385	**440**	771
Licenses, insurance, and transfer agent fees	**14,706**	13,354	**17,136**	15,645
Management, salary & wages (net of recoveries)	**4,606**	10,795	**4,041**	16,207
Office & sundry	**2,319**	3,092	**3,101**	3,790
Office building expenses	**4,665**	945	**7,551**	5,020
Stock compensation expense	**3,578**	Nil	**7,156**	Nil
Telephone	**(146)**	353	**578**	940
Travel and accommodation	**936**	2,855	**2,502**	6,822
	46,958	42,688	**65,481**	65,273
OTHER EXPENSES (INCOME)				
Gain on disposal of capital assets	**(26,400)**	Nil	**(26,400)**	Nil
Interest and US Exchange adjustment	**(16)**	(1,835)	**(506)**	(2,710)
	(26,416)	(1,835)	**(26,906)**	(2,710)
GAIN (LOSS) FOR THE PERIOD	**(48,759)**	(117,308)	**(113,996)**	93,465
DEFICIT, BEGINNING OF PERIOD	**8,171,844**	7,710,452	**$8,106,607**	$7,921,225
DEFICIT, END OF PERIOD	**$8,220,603**	7,827,760	**$8,220,603**	$7,827,760
Gain (Loss) per share, basic and diluted	**$ (0.01)**	$ (0.02)	**$ (0.02)**	$ 0.02
Weighted average number of Shares outstanding	**6,265,611**	5,097,611	**6,265,611**	5,097,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	Three months ended October 31,		Six months ended October 31,	
	2004	2003	**2004**	2003
Cash Flows from Operating Activities				
Loss for the period	**($ 48,759)**	($ 117,308)	**($ 113,996)**	$ 93,465
Add: Items not involving cash				
Amortization	**1,143**	1,538	**2,501**	2,696
Gain on disposal of capital assets	**(26,400)**	Nil	**(26,400)**	
Stock compensation	**3,578**	Nil	**7,156**	Nil
	(70,438)	115,770	**(130,739)**	96,161
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**(909)**	(1,479)	**(463)**	1,586
Decrease (increase) in accounts receivable	**(7,329)**	(8,889)	**(5,315)**	(15,147)
Increase (decrease) in amounts due to directors	**18,126**	(12,183)	**13,794**	(6,298)
Increase (decrease) in accounts payable	**(2,813)**	(13,602)	**(3,683)**	(3,229)
	(63,363)	(151,923)	**(126,406)**	73,073
Cash Flows from Financing Activities				
Shares issued for cash	**Nil**	Nil	**Nil**	Nil
Cash Flows from Investing Activities				
Acquisition of capital assets	**Nil**	(5,076)	**Nil**	(5,076)
Proceeds from sale of capital assets	**39,900**	Nil	**39,900**	Nil
Purchase of marketable securities	**Nil**	Nil	**Nil**	(4,815)
Decrease (increase) in investments	**Nil**	Nil	**Nil**	8,312
	39,900	Nil	**39,900**	1,579
Increase (decrease) in Cash	**(23,463)**	(156,999)	**(86,506)**	71,494
Cash, and term deposits, beginning of period	**90,288**	359,243	**153,331**	130,750
Cash and term deposits, end of period	**$ 66,825**	$ 202,244	**$ 66,825**	$ 202,244
Supplementary Schedule				
Income taxes paid		$		$
Amortization of capital assets to mineral properties	**$ 1,028**	$	**$ 2,061**	$
Non-monetary transactions				
Stock compensation	**$ 3,578**	Nil	**$ 7,156**	Nil

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the six months ended October 31, 2004 and 2003
Canadian Funds
Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital of $111,771 as at October 31, 2004 and has accumulated losses of $8,220,603. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 6,265,611 for net proceeds of $8,414,715 averaging $1.34 per share. The trading price on the date of this report is bid at $0.17 and offered at $0.23, last at $0.20.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunctions with the audited financial statements as at April 30, 2004.

3. MARKETABLE SECURITIES

	October 31, 2004	April 30, 2004
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	**$ 76,592**	$ 71,777
Additions during the period	**Nil**	4,815
Closing balance – lowest recorded market price	**$ 76,592**	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has a director in common with the Company. The Company on October 31, 2004, owned 1,842,582 New Nadina common shares representing 13.84% of the issued shares. The quoted market value of the common shares was $147,407 on October 31, 2004.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3).*

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

5. PROPERTY, PLANT AND EQUIPMENT

				October 31, 2004	April 30, 2004
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$10,000	$ Nil	$10,000	$15,000
Paving	8%	4,861	2,204	2,657	2,878
Buildings	4%-5%	86,401	30,245	56,156	65,691
Mining equipment	30%	117,557	113,008	4,549	5,352
Office equipment	20%	53,972	50,008	3,964	4,405
Trailer	30%	21,861	21,852	9	10
Automobiles	30%	5,417	5,415	2	2
		$300,069	$222,732	$77,337	$93,338

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended October 31,2004	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,061	$	$	$	$ 2,061
Assaying	109				109
Assessment, filing fees, membership	3,375				3,375
Direct charges – wages	13,600	2,850			16,450
Exploration costs i)	33,088	5,130	400	450	39,068
Field supplies	941				941
Legal & miscellaneous	Nil	1,124			1,124
Property costs & acquisition	111				111
Roadwork/reclamation	4,577				4,577
Storage (samples& equipment)	3,400				3,400
Property and Mineral taxes	1,667				1,667
Travel & accommodation	1,895	643			2,538
Total:	$ 64,824	$ 9,747	$ 400	$ 450	$ 75,421

Exploration Expenditures by Property For the period ended October 31, 2003	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 1,925	$	$	$	$ 1,925
Assaying	351				351
Assessment, filing fees, membership	9,691	1,250			10,941
Direct charges – wages	16,715	937	8	30	17,690
Exploration costs i)	31,952	2,325		800	35,077
Field supplies	1,063				1,063
Legal & miscellaneous	3,426	3,768			7,194
Property costs & acquisition	2,547				2,547
Roadwork/reclamation	55,690				55,690
Storage (samples & equipment)	3,416				3,416
Property and Mineral taxes	1,704				1,704
Travel & accommodation	1,830				1,830
Total:	$ 130,310	$ 8,280	$ 8	$ 830	$ 139,428

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2004 and 2003
Unaudited – Prepared by Management

6. Mineral Properties, continued

i) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2004	**Additions or write downs**	**Balance October 31, 2004**
Deferred Exploration	$ Nil		$
Acquisition Costs			
Greenwood Area	1		1
Arcadia (Skylark) – Greenwood Area	1		1
DHK Diamonds Inc. – NWT	1		1
Silica Quarry - Saskatchewan	Nil		Nil
Naket – Nunavut	1		1
Total Mineral Properties Deferred	$ 4	$	$ 4

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

The Company owns an equal one-third interest in DHK Diamonds Inc. (DHK), a private company formed in the Northwest Territories and extra provincially registered in British Columbia. The other shareholders are Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). DHK originally acquired three claims blocks comprising 208,000 acres and has since reduced its property holdings to include the leases in the WO Block and the Pellatt Lake property acquired through the 2000 Kennecott Canada Exploration Inc. ("Kennecott") agreement.

DHK is governed by a Shareholders' Agreement. Exploration funding is raised through itemized budget presentations for consideration at directors' meetings to be held at least once every six months. Working capital is through offering in writing to the shareholders pro rata in accordance with their respective shareholdings. Non-contribution to an approved budget would result in dilution of holdings in DHK.

Directors and shareholders have not approved recent DHK financial statements. In dispute are shareholder loans, advances and various expenditures and commitments made in contravention of the Shareholders' Agreement. Imbalances created, if not disputed and rectified, could be used to dilute Kettle River holdings in DHK. Two directors, representing Dentonia and Horseshoe, currently manage DHK.

In dispute are unapproved DHK shareholder advances of $168,000 submitted by Dentonia and Horseshoe under investigation by the Company. Irregularities surfaced in the 2003 draft statements relating to $141,000 reimbursement to them for 1994 invoices from Goepel Shields and McCarthy Tetrault and to Horseshoe for an exploration cost of $27,000. In 2003, the DHK 2000 financials were restated to include the 1994 expenses representing them as Jan 31, 2000 year-end expenses under "Corporate financing and reorganization costs." The restated financials were never presented for director and shareholder approval.

For clarification, Dentonia, Horseshoe and Kettle River signed a Memorandum of Understanding agreement in conjunction with their merger announced July 26, 1994 where it was agreed that costs would be borne by the party who incurred them. The aforementioned expenses related to various Dentonia and Horseshoe merger costs were specifically itemized in the agreement as such. In Summary, costs in excess of $140,000, not related to DHK have been included as Dentonia and Horseshoe advances in the DHK financial statements and deceptively presented.

DHK is similar to an incorporated joint venture therefore, the Company has accounted for this investment as a regular mineral property transaction.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2004 and 2003
Unaudited – Prepared by Management

6. Mineral Properties, continued

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires in November 2004 and an application for renewal will be submitted. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:

	No. of Shares		Value
Opening balance:	5,353,611		$ 8,876,860
Less treasury shares at cost	(256,000)		(698,854)
Balance at April 30, 2003	**5,097,611**		**$ 8,178,006**
December 24, 2003 - private placement	**800,000**	1.	**160,000**
December 24, 2003 - broker shares	**18,000**	2.	**Nil**
February 4, 2004 - warrants	**350,000**	3.	**52,500**
Stock compensation to April 30, 2004	**Nil**		**17,053**
Stock Compensation – 6 months to Oct. 31,2004	**Nil**		**7,156**
Balance at October 31, 2004	**6,265,611**		**$ 8,414,715**

Financings:

1. During the year ended April 30, 2004, the Company completed a non-brokered private placement for a total of 800,000 units at 20 cents, each unit comprising one common flow-through share and one non-flow-through share purchase warrant at 25 cents exercisable for 24 months expiring December 24, 2005. The hold period on the shares and warrants expired May 7, 2004. The flow-through funds were designated for Greenwood Area properties, mainly the Tam O'Shanter-Wild Rose gold project. As at October 31, 2004, proceeds received from flow-through shares were spent entirely on properties in the Greenwood Area.
2. Haywood Securities Inc. was issued a finder's fee commission of 6% represented by the issuance of 18,000 common shares.
3. Warrants issued February 28, 2002 for 350,000 common shares at $0.15 expiring February 4, 2004 were exercised for $52,500.

7. SHARE CAPITAL - continued

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued February 28, 2002	350,000			February 4, 2004
Exercised February 4, 2004	**(350,000)**	$0.15	$52,500	
Issued December 24, 2003	**800,000**	$0.25		December 24, 2005
Balance at April 30, 2004 and October 31, 2004	**800,000**	**$0.25**		**December 24, 2005**

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at October 31, 2004 there were 400,000 (October 31, 2003 –165,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at October 31, 2004:

Date	**Number granted**	**Exercised**	**Expired/ Cancelled**	**Number outstanding October 31, 2004**	**Price per share**	**Expiry date**
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000	Nil	Nil	400,000		

e) **Stock based compensation**

Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

On September 24, 2003 the Company granted options to purchase up to 235,000 shares of the Company at an exercise price of $0.18 per share. The total value of the options granted was calculated to be $25,605 on the grant date. Since the options were granted under a graded vesting schedule, $24,209 of the fair value has been recorded in the Company accounts to date with $1,396 remaining.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2004 and 2003
Unaudited – Prepared by Management

7. SHARE CAPITAL - continued

Comparative figures have been shown on a pro forma basis, as required.

6 months ended	October 31, 2004 *(i)*
Stock-based compensation	$ 7,156
Loss for the period – as reported	$113,996
Loss for the period – pro forma	N/A
Loss Per Share - Basic and Diluted	
As reported	$ (0.02)
Pro-forma	N/A

(i) Recorded as an expense with the offsetting entry to share capital.

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Granted September 23, 2003
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	69.40 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2004, $36,492 is owed to directors.

For the period ended October 31st the Company incurred the following expenses with related parties:

	2004	2003
To two directors for telephone and office to offset expenses incurred in conducting company affairs and to one director for providing geological consulting services.	$ 2,400	$ 1,600
To a director who is an employee for office management, administration, investor relations, secretarial duties including accounting, and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples),	37,275	37,275
To a director who is also the president of the Company for geological exploration services, and exploration management and for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	33,275	33,575
To a director who is a geological engineer for consulting services.	Nil	1,700
Total	$ 72,950	$ 74,150

During the period $15,868 was recovered from a company that has one common director for office and secretary expenses, and reimbursement of expenses.
The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2004 and 2003
Unaudited – Prepared by Management

9. SEGMENTED INFORMATION

		as at October 31,2004		As at October 31, 2003
Revenue by industry				
Logging	$	Nil	$	302,256
Exploration		Nil		Nil
	$	Nil	$	302,256
Net income (loss) by industry				
Logging	$	Nil	$	295,456
Exploration		(75,421)		(139,428)
	$	(75,421)	$	156,028
Assets by industry				
Logging	$	Nil	$	Nil
Exploration		252,870		393,010
	$	252,870	$	393,010
Property plant and equipment by industry				
Logging	$	Nil	$	Nil
Exploration		77,337		96,034
	$	77,337	$	96,034

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd.

(An Exploration Stage Company)

Management Discussion & Analysis

December 22, 2004

Note to Reader

The interim financial statements for the six months ended October 31, 2004 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

Dated December 22, 2004

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Second Quarter Highlights and Mineral Project Activity

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Exploration expenditures by property for the period ended October 31, 2004

	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,061	$	$	$	$ 2,061
Assaying	109				109
Assessment, filing fees, membership	3,375				3,375
Direct charges – wages	13,600	2,850			16,450
Exploration costs	33,088	5,130	400	450	39,068
Field supplies	941				941
Legal & miscellaneous	Nil	1,124			1,124
Property costs & acquisition	111				111
Roadwork/reclamation	4,577				4,577
Storage (samples& equipment)	3,400				3,400
Property and Mineral taxes	1,667				1,667
Travel & accommodation	1,895	643			2,538
Total:	$ 64,824	$ 9,747	$ 400	$ 450	$ 75,421

During the period ended October 31, 2004 a total of $75,421 (2003 - $139,428) was spent on mineral property activities as shown in the above table. A breakdown of expenditures by specific property within the Greenwood Area is shown in the table following.



Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):

During the period ended October 31, 2004, DHK related costs were $9,747 (2003 – $8,280) and mainly consist of expenses related to maintaining its equal position in the company and amending agreements. The Company owns a 1/3 equal interest in DHK Diamonds Inc. and reports contributions as exploration costs. DHK is carried through the bulk sample planned for early 2005.

WO Claim Block

On September 20, 2004, an amended WO JV Agreement covering Mining Leases SAS1, SAS2, and SAS3 was signed appointing Peregrine Diamonds Inc. (Peregrine) the operator and giving them an option to increase their interest to 54.475% from the current 38.475% by paying the entire cost and completing by October 31, 2006 a 200 tonne bulk sample. Peregrine has purchased the former BHP Billiton interest in the WO Claim. The DHK participating interest, upon completion of the bulk sample will be reduced from the current 28.8% to 20%. Kettle River owns an equal 1/3 in DHK.

Peregrine has advised they intend to proceed with acquiring the bulk sample from the Tli Kwi Cho (DO27) in an area of the kimberlite not previously tested in the 1994 sample. The McKenzie Valley Water Board following consultations and discussions with First Nations groups and other relevant government agencies has issued permits for the 200t mini bulk sampling drill program. Plans are being formulated for the completion of 6-8 large diameter (12") drill holes during February and March 2005, aimed at testing the high-grade portion indicated from previous drill holes, of the DO27 pipe.

Pellatt Lake Property

Peregrine Diamonds Ltd. reported that during September and October 2004, they completed a 3,878 line kilometre Falcon™ Airborne Gravity Gradiometer survey on the Pellatt Lake property. Pellatt Lake is located approximately 40 km to the northeast of the Ekati diamond mine at Lac de Gras and immediately adjacent to the Ekati mine block and De Beers Hardy Lake leases. Peregrine can earn up to a 75% interest in the DHK 100% owned Property by completing a Falcon™ gravity gradiometer survey, paying for all additional exploration and arranging financing to bring any discovery into production. Final data is expected during January 2005, and will be used as a basis for the selection of drill targets.

Peregrine Diamonds Ltd. had committed to complete the Falcon Survey by December 31, 2004 or forfeit the $16,270 advanced for the work bond placed on three of the claims. Prior to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they complete a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for the DHK partners.

Monetary obligations of DHK under this option agreement are minimal. Three of the claims require being taken to lease and although under the agreement, DHK is required to keep the Property in good standing, they are not required to pay costs and fees for conversion of claims to lease. At this time, it has not been determined who is responsible for this cost.

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $400 (2003 - $7) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $80,000 in order to equalize previous expenditures. The Company spent $450 (2003 - $830) on professional fees during the period.

Greenwood Area Expenditure breakdown by property for the period ended October 31, 2004

	Phoenix	Bluebell	Tailings	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 515	$ 515	$	$	$1,031	$	$ 2,061
Assaying					109		109
Assessment, filing fees, membership	3,112				263		3,375
Direct charges – wages	4,900	500	900	3,100	3,000	1,200	13,600
Exploration costs	15,781	540	167	7,230	8,470	900	33,088
Field supplies	365			317	259		941
Legal & miscellaneous							Nil
Property costs & acquisition	37			37	37		111
Roadwork/reclamation	3,866		711				4,577
Storage (samples& equipment)	1,133	780			1,487		3,400
Property and Mineral taxes	1,318	349					1,667
Travel & accommodation	867	108		371	549		1,895
Total:	$ 31,894	$ 2,792	$1,778	$ 11,055	$ 15,205	$ 2,100	$ 64,824



Significant expenditures explained:

Greenwood Mining Division – Southern British Columbia

Phoenix Mine Area

During the period a total of $31,894 was expended (2003 - $28,393). Reclamation costs were $3,866, claim boundary location costs were $15,781 and recording of work programs and generation of reports cost $2,850 with wage costs of $4,900.

Phoenix Tailings property

Costs of $1,778 (2003 - $60,542) during the period relate to reclamation costs of $711 and exploration and wage costs of $1,067.

Bluebell-Summit Property

Costs of $2,792 (2003 - $2,871) relate to claim boundary location, sample and core storage and mineral taxes.

Tam O'Shanter

Costs of $15,205 (2003 - $18,594) included $6,800 related to claim boundary and survey costs, sample and core storage costs of $1,487 and the balance to the completion of the trenching and drilling program conducted earlier in the year. The 1,400 meter drill program was completed prior to the April 30, 2004 year end and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m and appears to be an extension of a zone at depth encountered in 1992 and 1995. Further drilling was recommended by J.M. Hutter, P. Geo in his final report and will be considered.

Niagara Property

Costs of $2,100 (2003 - $1,625) are for claim boundary locations, prospecting and reviewing potential for further work.

Arcadia (Skylark) Property

Expenditures of $11,055 (2003 - $635) relate to claim boundary location and partial completion of line cutting in preparation for geophysics. Significant gold silver occurrences in a fault hosted serpentine zone found at the end of the 1980's operation require further testing.

Proposed Transactions

The Company has disposed of a dwelling formerly used as an exploration crew residence, located in Greenwood, as there was no further benefit to keep and maintain this residence.

Selected Annual Information-Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2003 and April 30, 2004 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net logging revenue for the quarter	Net Income or (Loss) for the quarter	B asic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
2nd Quarter 2005	$ Nil	$ (48,759)	$ (0.01)	$ 252,870	$ 58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031
2nd Quarter 2004	(240)	(117,308)	(0.02)	393,010	42,764
1st Quarter 2004	295,697	210,773	0.04	536,103	68,549
4th Quarter 2003	196,712	107,627	0.02	309,072	52,291
3rd Quarter 2003	94,103	33,368	0.01	279,209	130,055



Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the second quarter period ended October 31, 2004.

For the current period, the Company experienced a net loss of $113,996 or $0.02 per share compared to a gain of $93,465 or $0.02 per share the previous year. Logging income realized from sale of timber harvested from the Company's fee simple real estate holdings grossed $302,526 in the previous year. The Company does not anticipate logging income during the 2005 fiscal year.

Operating expenses of $65,481 for the period, arising from general and administrative costs generally remained the same, (2003 - $65,273) as the previous year. During the current year period, travel & accommodation decreased by $4,820, stock compensation costs were $7,156, office building expense increased by $2531, accounting, audit and legal increased by $6,591, transfer agent fees increased by $1,491 while management, salary & wages decreased by $12,166 due to the recovery of office and secretarial services. Cash of $39,900 was realized from disposal of capital assets.

Property exploration costs decreased to $75,421 from $139,428 during the same period the previous year and the decrease is mainly attributed to the completion of reclamation and road costs during the previous year. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company has a working capital of $111,771 as at October 31, 2004 and has accumulated losses of $8,220,603. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 6,265,611 for net proceeds of $8,414,715 averaging $1.34 per share. The trading price on the date of this report is bid at $0.17 and offered at $0.23 and last traded at $0.20.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $17,053 in the fiscal period ending April 30, 2004 with an additional amount of $7,156 during the 6 months ended October 31, 2004. The prior period's stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

There were no investing activities during the period.

Financing Activities

There were no financing activities during the period.

Share Capital

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**	**No. of Shares**		**Value**
Balance at April 30, 2003	**5,353,611**		**$ 8,876,860**
Less treasury shares at cost:	**(256,000)**		**(698,854)**
December 24, 2003 - private placement	**800,000**	1.	**160,000**
December 24, 2003 - broker shares	**18,000**	2.	**Nil**
February 4, 2004 - warrants	**350,000**	3.	**52,500**
Stock compensation to April 30, 2004	**Nil**		**17,053**
Stock Compensation – 6 months to Oct. 31,2004	**Nil**		**7,156**
Balance at October 31, 2004	**6,265,611**		**$ 8,414,715**



Associated with the December 24, 2003 private placement are 800,000 warrants exercisable at 25 cents expiring December 24, 2005 with potential proceeds of $200,000.

Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at October 31, 2004 there were 400,000 (October 31, 2003 –165,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at October 31, 2004:

Date	Number granted	Exercised	Expired or Cancelled	Number outstanding October 31, 2004	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000	Nil	Nil	400,000		

Liquidity

The financial statements for the period ended October 31, 2004 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At October 31, 2004, Kettle River had working capital of $111,771 compared to $202,610 at April 30, 2004.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2004 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who manages and conducts exploration invoices $400 per day according to programs conducted on specific properties. To an employee who is also a director, $6,000 per month is paid for office management, administration, investor relations, secretarial duties including bookkeeping, and assistance with certain exploration related tasks. Two directors are paid rental for providing storage facilities for exploration equipment and samples. Two directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $450 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with one director in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual usage. At October 31, 2004, there is a receivable from New Nadina Explorations Limited for $25,125. Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2004, $36,492 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended October 31, 2004 followed the same accounting policies and methods of application used in the previous period presentation.



Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

On December 20, 2004, the Company announced arranging a non-brokered private placement of up to one million units at a price of 20 cents for proceeds of $200,000. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of one year at an exercise price of 25 cents. A finder's fee may be payable in connection with this private placement. Proceeds will be used for working capital purposes. This placement is subject to all necessary regulatory approvals.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available at www.sedar.com.





Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

December 20, 2004

News Release

$200,000 NON-BROKERED PRIVATE PLACEMENT ARRANGED

Kettle River Resources Ltd. (the "Company") has arranged a non-brokered private placement of up to one million units at a price of 20 cents. Each Unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share of the Company for a period of one year from closing at an exercise price of 25 cents per share. A finder's fee may be payable in connection with this private placement.

Proceeds from the placement will be used for working capital purposes.

The placement is subject to all necessary regulatory approvals.

ON BEHALF OF THE BOARD

George O.M. Stewart, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

File #82-666
Rule 12g3-2(b)



Kettle River. Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

January 4, 2005

Kettle River update:

Kettle River reported a working capital of $111,771 as at October 31, 2004 and accumulated losses of $8,220,603. The Company, created in 1980, has been successful in funding its operations and has net issued shares of 6,265,611 for net proceeds of $8,414,715 averaging $1.34 per share. On December 20, 2004, the Company announced a non-brokered private placement of up to one million units at a price of 20 cents for proceeds of $200,000 is being arranged. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of one year at an exercise price of 25 cents. A finder's fee may be payable in connection with this private placement. Proceeds will be used for working capital purposes. This placement is subject to all necessary regulatory approvals.

For the six month period ended October 31, 2004, the Company experienced a net loss of $113,996 or $0.02 per share compared to a gain of $93,465 or $0.02 per share the previous year. During the previous year, logging income realized from sale of timber harvested from the Company's fee simple real estate property grossed $302,526. The Company does not anticipate logging income during the 2005 fiscal year.

Operating expenses of $65,481, arising from general and administrative costs generally remained the same, (2003 - $65,273) as the previous year. Cash of $39,900 was realized from disposal of a dwelling that the Company no longer requires. A total of $75,421 (2003 - $139,428) was spent on mineral property activities with $64,824 in the Greenwood Area: mainly $31,894 on the Phoenix, $15,205 at the Tam O'Shanter and $11,055 on the Arcadia Property.

EXPLORATION - Diamonds:
Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):

During the period ended October 31, 2004, DHK related costs were $9,747 (2003 – $8,280) and mainly consist of expenses related to maintaining its equal position in the company and amending agreements. The Company owns a 1/3 equal interest in DHK Diamonds Inc. and reports contributions as exploration costs. DHK is carried through the Tli Kwi Cho (DO27) bulk sample planned for early 2005.

WO Claim Block – Tli Kwi Cho (DO27) Kimberlite Pipe

On September 20, 2004, an amended WO JV Agreement covering Mining Leases SAS1, SAS2, and SAS3 was signed appointing Peregrine Diamonds Ltd. (Peregrine) the operator and giving them an option to increase their interest to 54.475% from the current 38.475% by paying the entire cost and completing by October 31, 2006 a 200 tonne bulk sample. Peregrine has purchased the former BHP Billiton interest in the

WO Claim. The DHK participating interest, upon completion of the bulk sample will be reduced from the current 28.8% to 20%. Kettle River owns an equal 1/3 in DHK.

Peregrine has advised they intend to proceed with the bulk sample from the Tli Kwi Cho (DO27) in an area of the kimberlite not previously tested in the 1994 sample. The McKenzie Valley Water Board following consultations and discussions with First Nations groups and other relevant government agencies has issued permits for the 200t mini bulk sampling drill program. Plans are being formulated for the completion of 6-8 large diameter (12") drill holes during February and March 2005, aimed at testing the high-grade portion indicated from previous drill holes, of the DO27 pipe.

Pellatt Lake Property:

Peregrine Diamonds Ltd. reported that during September and October 2004, they completed a 3,878 line kilometre Falcon™ Airborne Gravity Gradiometer survey on the Pellatt Lake property. Pellatt Lake is located approximately 40 km to the northeast of the Ekati diamond mine at Lac de Gras and immediately adjacent to the Ekati mine block and De Beers Hardy Lake leases being explored by Majescor Resources Inc. (Majescor). Peregrine can earn up to a 75% interest in the 100% owned DHK Property by completing a Falcon™ gravity gradiometer survey, paying for all additional exploration and arranging financing to bring any discovery into production. Final data is expected during January 2005, and will be used as a basis for the selection of drill targets. Monetary obligations of DHK under this option agreement are minimal.

Naket Project - Nunavut - (50% New Nadina Explorations Limited):

The property is in close proximity to the Pellatt Lake project of DHK/Peregrine and the Hardy Lake Debeers/Majescor Resources Inc. claims, all of which are located short distances from the winter road. The Company is carried for the next program up to $80,000 in order to equalize previous expenditures. Ground Gravity followed by drilling, if warranted is the program planned. The property currently consists of one claim that contains an untested ground located geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred.

EXPLORATION - Silver Gold

Greenwood Area. Southern B.C. (BC Government Minfile Map Area 082ESE)

Phoenix (Sylvester K)

In order to facilitate changes in the BC tenure regulations, surveys to establish property boundaries were completed in areas of active exploration. Merit Mining Corp., formerly Jantri Resources acquired the Gold City Industries Greenwood Area properties and is exploring for gold on the southern border of this property. Reclamation consisting of trenching, road closures, fencing, and seeding of disturbed areas was conducted.

Bluebell: - Pac D and BC Mine & Oro Denoro Mine)

Surveys and property boundaries were established on certain portions of this property.

Tailings: (Tremblay Farm and Pastel Marble)

Reclamation and reseeding of disturbed areas was financed from logging proceeds. The Pastel Marble was visited although not actively explored during this period.

Arcadia project (formerly called the Skylark)

Surveys and property boundaries were established on this property. A program of line cutting conducted as weather permits and will be followed by geophysics. The target area is a fault h occurrence where in 1987-1988 gold values of 0.36 opt over 30 feet from a reverse circulatio hole were reported by a previous operator.

Tam O'Shanter project
Gold mineralization was encountered in the winter 2004 program at the 150 m elevation of the Wild Rose Vein. Barren epithermal alteration overlies the area that has been the target of previous programs. The presence of gold mineralization at depth is a target for a future drilling program.

Summit Camp (Niagara and Rad group-Shickshock, Sailor Boy)
This block of claims is largely untested and contains several areas of exploration potential.

OTHER INTERESTS:
Kettle River holds a 14% share position in New Nadina Explorations Limited, a company that is currently exploring for diamonds on the south shore of Lac de Gras and for silver, zinc, gold in central BC near Houston (Silver Queen).

Kettle River is in the process of packaging its Greenwood Area properties for involvement by interested parties. The Phoenix Camp, Oro Denoro, BC Mine, R-Bell (Niagara), and Tam O'Shanter, are all properties in historical mining camps having exploration potential for copper, gold and silver. Details of these properties can be reviewed by searching by property name the BC Government minfile website and selecting **map 082ESE**: http://www.em.gov.bc.ca/cf/minfile/search/search.cfm?mode=c1. **For further** information contact Ellen Clements at 1 800 856 3966

Kettle River Resources Ltd.



"George O.M. Stewart"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.